Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Inspire Medical Systems, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 25, 2020, with respect to the financial statements of Inspire Medical Systems, Inc.,  and the effectiveness of internal control over financial reporting of Inspire Medical Systems, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

April 13, 2020